Exhibit 99.1

Aditxt and Evofem Amend and Restate Merger Agreement, Targeting
September 30 Closing

Evofem Acquires SOLOSEC, an FDA-Approved Single-Dose Treatment for Bacterial
Vaginosis and Trichomoniasis

Mountain View, CA July 17, 2024 Aditxt, Inc. (“Aditxt”) (NASDAQ: ADTX), a company dedicated to discovering, developing, and deploying promising health innovations, announces this past Friday, July 12th, Aditxt, its wholly owned subsidiary Adifem, Inc., and Evofem Biosciences, Inc.’s (“Evofem”) (OTCQB: EVFM) amended and restated their Merger Agreement. This amended and restated Merger Agreement, among others, addresses pre-closing issues critical for Evofem’s future success, including interim financing needs. The other revisions to the Merger Agreement, alongside additional interim financing for Evofem, include substituting cash for Aditxt’s common stock as the consideration for Evofem’s common stock in the merger and additional changes relating to it. Aditxt and Evofem are diligently working to close the contemplated transaction in the second half of 2024.

The closing of the transaction between Aditxt and Evofem remains subject to the successful satisfaction of a number of closing conditions, including, but not limited to, Aditxt securing sufficient financing to fund its obligations at closing. No assurance can be given that all of the conditions to closing will be obtained or satisfied or that the transaction will ultimately close.

Evofem recently announced the acquisition of SOLOSEC® (secnidazole) 2g oral granules from Lupin Limited. Under the transaction terms, Lupin can receive a potential total consideration of up to $84 million based on future contingent milestones.

“Aditxt and Evofem share a common vision in recognizing and valuing innovations like SOLOSEC that need additional support to reach their full potential,” said Saundra Pelletier, Chief Executive Officer of Evofem. “The expertise, focus, and tenacity of Evofem’s U.S. commercial organization have enabled us to deliver consistent annual net sales growth for Phexxi since its launch. With the addition of Aditxt’s platform, we believe can accelerate our growth trajectory and expand into a multi-product women’s health franchise. We are excited to harness these strengths and leverage our physician relationships to re-launch and grow SOLOSEC, which offers an attractive ‘one-and-done’ oral dosing regimen for women with bacterial vaginosis and trichomoniasis.”

Amro Albanna, Co-Founder, Chairman, and CEO of Aditxt, commented on this announcement, “The acquisition of SOLOSEC marks an important milestone in Evofem’s evolution. We believe that SOLOSEC is a valuable asset that diversifies Evofem’s portfolio and has the potential to accelerate its evolution into a dynamic global women’s health business that addresses significant health challenges. Our commitment to supporting the expansion of Evofem’s portfolio with additional products and broadening its market reach domestically and internationally exemplifies how the Aditxt model operates. Our confidence in Evofem’s potential has only strengthened, and we firmly believe that, if supported by the right resources, they will drive significant advancements in women’s health.”

About Aditxt, Inc.

Aditxt, Inc.® (“Aditxt”) (NASDAQ: ADTX) is a social innovation platform dedicated to discovering, developing, and deploying promising innovations. Aditxt’s ecosystem of research institutions, industry partners, and shareholders collaboratively drives their mission to “Make Promising Innovations Possible Together.” The social innovation platform is the cornerstone of Aditxt’s strategy, where multiple disciplines drive disruptive growth and address significant societal challenges. Aditxt operates a unique model democratizing innovation, ensuring every stakeholder’s voice is heard and valued, empowering collective progress.

Aditxt has a diverse innovation portfolio, including Adimune™, Inc., which is leading the charge in developing a novel class of therapeutics for retraining the immune system to combat organ rejection, autoimmunity, and allergies. Adivir™, Inc. focuses on enhancing population health, impacting public health globally, and Pearsanta™, Inc. delivers rapid, personalized, and high-quality lab testing accessible anytime, anywhere, at their CLIA-certified and CAP-accredited clinical laboratory based in Richmond, VA.

For more information see: www.aditxt.com

About SOLOSEC®

SOLOSEC® (secnidazole) 2 g oral granules is the first and only single-dose oral prescription approved to treat both bacterial vaginosis (BV), a common vaginal infection, in females 12 years of age, and trichomoniasis, a sexually transmitted infection, in people 12 years of age and older. Since trichomoniasis is a sexually transmitted infection, sexual partners of infected patients should be treated with the same dose and at the same time to prevent reinfection. SOLOSEC is designed to be easy to take, and one oral dose contains a complete course of treatment.1

Additional information about SOLOSEC® can be found at www.SOLOSEC.com.

[1]	SOLOSEC Package Insert

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s ongoing and planned product and business development; the Company’s ability to finance and execute on its strategic M&A initiatives; the Company’s ability obtain the necessary funding and partner to commence clinical trials; the Company’s intellectual property position; the Company’s ability to develop commercial functions; expectations regarding product launch and revenue; the Company’s results of operations, cash needs, spending, financial condition, liquidity, prospects, growth and strategies; the Company’s ability to raise additional capital; the industry in which the Company operates; and the trends that may affect the industry or the Company. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, as well as market and other conditions and those risks more fully discussed in the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s other filings with the Securities and Exchange Commission. All such statements speak only as of the date made, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media Relations Contact:

Mary O’ Brien

mobrien@aditxt.com

(516) 753-9933